December 18, 2006
Ms. Michele Anderson,
Securities and Exchange Commission,
100 F Street N.E.,
Washington, D.C. 20549.

Re:	Registration of Form S-4 (File Number 333-137980) under the Securities Act of 1933 of Harris Stratex Networks, Inc.
Dear Ms. Anderson:
               Harris Stratex Networks, Inc. (“Harris Stratex”) today filed Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 (File No. 333-137980) (the “Registration Statement”), which includes a Prospectus of Harris Stratex and a Proxy Statement of Stratex Networks, Inc. (“Stratex”). This letter is being submitted on behalf of Harris Stratex, Stratex and Harris Corporation (“Harris”), which is currently the parent corporation of Harris Stratex and will contribute its Microwave Communications Division to Harris Stratex in the proposed transactions as further described in Amendment No. 2, and is in response to your letter, dated December 8, 2006 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.
               To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the

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relevant response immediately following each numbered comment. In general, the information contained in this letter with respect to Harris or its Microwave Communications Division has been furnished by Harris and the information contained in this letter with respect to Stratex has been furnished by Stratex.
               As a result of the changes to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers from the original filing and the page numbers in the responses refer to page numbers in Amendment No. 2 (except where expressly noted to the contrary). Please note that any capitalized terms used but not defined in this response letter have the meanings ascribed to them in Amendment No. 2.
Prospectus Cover Page — To Our Stockholders
Comment No. 1 — Please limit the length of your prospectus cover page to one page only, as required by Item 501(b) of Regulation S-K.
Response — In response to the Staff’s comment, we have revised the Proxy Statement/Prospectus cover page.
Comment No. 2 — Briefly explain on the cover page why the actual number of shares to be issued cannot be known until closing.
Response — In response to the Staff’s comment, we have revised the disclosure on the Proxy Statement/Prospectus cover page.
Questions and Answers about the proposed transaction — page vi
Comment No. 3 — Revise Q&A 1 and throughout the document to clarify that the second proposal relates to adjournment of the meeting specifically for the purpose of soliciting additional proxies. It is not necessary to include a proposal for adjournment generally.
Response — In response to the Staff’s comment, we have clarified on page 1 and elsewhere throughout the Proxy Statement/Prospectus that the resolution to vote on an adjournment of the special meeting includes the circumstances where the special meeting is adjourned “for the purpose of soliciting additional proxies”. Stratex has asked us to advise the Staff supplementally that, pursuant to the Amended and Restated Bylaws of Stratex, an adjournment of the special meeting under any circumstances may only occur by action of the Stratex stockholders entitled to vote at such special meeting, in person or represented by proxy. Accordingly, Stratex believes that the more general adjournment language is necessary to permit the special meeting to be adjourned for reasons in addition to the resolicitation of proxies.

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Comment No. 4 — We note your response to comment 4, but are unable to determine where you have revised your disclosure to disclose how the assumed market price of $5.20 per share of Harris Stratex Class A common stock was determined. Please revise the relevant Q&A and the Background section or advise. Also revise the Background section to expand on the nature of the parties’ negotiations regarding how Stratex’s outstanding options and warrants should affect the equity split, clarifying how the determination to use the treasury stock method impacted the agreed-upon equity split.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 57 and 58 of the Proxy Statement/Prospectus. In addition, Stratex and Harris have asked us to advise the Staff supplementally that the $5.20 per share market price of Stratex common stock used in calculating the number of Stratex shares outstanding was determined by the parties as part of the overall negotiations relating to the combination agreement and, as indicated on the cover page of the Prospectus, does not represent an expected trading range of Stratex, or of Harris Stratex following the proposed transactions.
Conditions to the Completion of the Merger and the Contribution Transaction — page 11
Comment No. 5 — We note your response to comment 17. Please revise to clarify within the prospectus that all of the conditions to a party’s obligation to consummate the proposed transactions are waivable by that party.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 12 and 101 of the Proxy Statement/Prospectus.
Risk Factors — page 25
Uncertainties associated with the transactions or the combined company may cause the combined company to lose significant customers — page 25
Comment No. 6 — We note your response to comment 20, but are unable to determine where you have addressed the second part of the comment, directed you to indicate the extent to which customers of Stratex have provided notice of termination since the announcement of the merger with the Microwave Communications Division.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 26 and 27 of the Proxy Statement/Prospectus.

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Background of the Transaction — page 61
Comment No. 7 — Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the preliminary presentations provided by Bear Stearns listed in our prior comment 28 pursuant to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. To the extent that the information contained in the preliminary presentations is substantially similar to the disclosure already provided in the summary of the advisor’s final opinion, then provide a statement to this effect and summarize any differences in the information presented. Alternatively, advise us why these preliminary presentations are not materially related to the transaction.
Response — We respectfully note the Staff’s comment regarding disclosure requirements in Rule 13e-3 transactions, including Item 1015 of Regulation M-A. Stratex has asked that we advise the Staff supplementally that the subject transaction does not appear to be a Rule 13e-3 transaction, inasmuch as (i) Harris is not an affiliate of Stratex (see Rule 13e-3(a)(3)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and (ii) the transaction will not have either of the effects listed in Rule 13e-3(a)(3) of the Exchange Act. In addition, Stratex has asked us to advise the Staff that it does not interpret Item 4(b) of Form S-4 as requiring disclosure of any particular report, but only disclosure about a report that is disclosed. Stratex has advised us that it believes that disclosure of preliminary, partial or draft forms of the information contained in Bear Stearns’ fairness presentation is not material to investors and could be misleading by suggesting that the approval of the proposed transactions by its board of directors was based, insofar as it related to the advice of Bear Stearns, on something other than the complete, final form of the Bear Stearns’ fairness presentation. Stratex has advised us that this was not the case.
Comment No. 8 — We note your response to comment 31. Please revise to provide more robust disclosure with respect to the degree to which management of both companies considered strategic alternatives, including transactions with third parties, and why the alternatives were ultimately rejected. Likewise, you do not appear to have addressed why Harris believed that “none of the alternatives accomplished the desired objective” of improving stockholder value. Please revise or advise.
Response — In response to the Staff’s comment, we have revised the disclosure on page 53 of the Proxy Statement/Prospectus. In addition, Harris has asked that we advise you the Staff

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supplementally that the language included on page 53 of the Prospectus relating to the “strategic opportunities” pursued by Harris in an effort to realize the inherent value of its Microwave Communications Division describes Harris’ approach with respect to its general ongoing review of each of its business divisions. Moreover, Harris respectfully notes that it does not interpret the requirements of Form S-4 as requiring information relating to “strategic opportunities” unless such opportunities involved the company being acquired (see Item 6 of Form S-4). In addition, Harris believes that a discussion of the strategic alternatives considered by Harris prior to its consideration of the proposed transaction with Stratex could be misleading as such alternatives were considered at a different point in time and under different facts and circumstances than those relating to the proposed transaction, which are described in the Proxy Statement/Prospectus.
Basis for the Recommendation of the Board of Directors — page 57
Comment No. 9 — We note your response to comment 37, however you do not appear to have addressed the portion of the comment requesting explanation as to how each listed factor either does or does not support the decision of the board to approve the merger, including, but not limited to, the liquidity of the Class A common stock and the contingent nature of the fee payable to Bear Stearns. Many of the listed factors continue to be vague and conclusory. Please revise.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 60 and 61 of the Proxy Statement/Prospectus.
Comment No. 10 — Revise the discussion on page 58 to quantify “slightly accretive” and explain the basis for the expectations regarding accretion as requested in prior comment 39.
Response — In response to the Staff’s comment, we have revised the disclosure on page 61 of the Proxy Statement/Prospectus.
Comment No. 11 — Expand the discussion of the expected annual savings at the bottom of page 58 to provide a reader with greater insight as to how the parties estimated the $35 million in savings in fiscal 2008. To the extent practicable, quantify the amounts attributable to each contributing factor.
Response — In response to the Staff’s comment, we have revised the disclosure on page 61 of the Proxy Statement/Prospectus.

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Comment No. 12 — We note your response to comment 41, but are unable to determine where on page 59 you have made the requested revisions regarding what consideration the Stratex board gave regarding the nature and extent of the Harris liabilities to be assumed by the combined company. Please revise or advise.
Response — In response to the Staff’s comment, we have revised the disclosure on page 60 of the Proxy Statement/Prospectus.
Opinion of Stratex’s Financial Advisor — page 60
Comment No. 13 — We note your response to prior comment 30 regarding projections for the combined company. Please revise any references to the combined company projections, such as the seventh bullet on page 61, to explain that these projections “represent an arithmetic combination” of the Stratex projections and the Microwave Communications Division projections disclosed later in the document. Also briefly describe the “limited number of combination adjustments” made to develop the combined projections and indicate that the projections did not reflect any adjustments for the additional risks and uncertainties in operating the combined business. In addition, clarify how the parties prepared combined company projections for the two years ending June 30, 2011 when the two sets of stand-alone projections only extend through June 30, 2009. Finally, provide us with a copy of the combined company projections for our review.
Response — In response to the Staff’s comment, we have revised the disclosure on page 64 of the Proxy Statement/Prospectus. In addition, Stratex has asked us to advise the staff supplementally that projections for the year ended June 30, 2011 were not prepared by Stratex management, although its management did discuss with its financial advisor the reasonableness of certain projections through 2011 used in the financial advisor’s own analysis. We are supplementally providing the combined company projections for the Staff’s review.
Comment No. 14 — In the first paragraph on page 65, indicate how the assumed compound annual growth rate of revenue of 12.8% compares to Stratex’s historical growth rate. See prior comment 46.
Response — In response to the Staff’s comment, we have revised the disclosure on page 68 of the Proxy Statement/Prospectus.
Certain Material United States Federal Income Tax Consequences — page 79
Comment No. 15 — We note your response to comment 48. Please revise the opinion of Bingham McCutchen to consent to being named in the prospectus.

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Response — In response to the Staff’s comment, a revised opinion of Bingham McCutchen LLP, counsel to Stratex, has been filed as Exhibit 8.1 to the Registration Statement.
Comment No. 16 — Remove the frequent references to the term “generally” appearing under “Cash in Lieu of Fractional Shares” or provide the alternative disclosure suggested in prior comment 49.
Response — In response to the Staff’s comment, we have revised the disclosure on page 85 of the Proxy Statement/Prospectus.
Comment No. 17 — Since Harris’ receipt of an opinion of Sullivan & Cromwell that the contribution of the Microwave Communication Division, together with the merger, qualifies as a tax-free transaction under section 351 of the Internal Revenue Code is a condition to completion of the transactions, please revise to file the Sullivan & Cromwell opinion as an exhibit to the Form S-4 or advise us why you do not believe this tax consequence is material to an investor. Also revise this section to disclose counsel’s opinion as to whether the contribution and the merger will be treated as a transaction described in Section 351 of the code.
Response — In response to the Staff’s comment, we have revised the disclosure on page 85 of the Proxy Statement/Prospectus. In addition, we are supplementally providing a current draft of the opinion of Sullivan & Cromwell LLP, counsel to Harris, for the Staff’s review.
Description of the Business of Stratex Networks, Inc. — page 123
Certain Projections Relating to Stratex — page 123
Comment No. 18 — Your disclosure at the bottom of page 124 cautioning readers “not to rely upon the accuracy or completeness of the projections” is an improper disclaimer. Instead, you may caution readers not to “unduly” rely or place “undue certainty” on the projections. Please revise this section as well as the identical statement appearing in the section entitled “Certain Projections Relating to the Microwave Communications Division” beginning on page 150.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 136 and 164 of the Proxy Statement/Prospectus.
Comment No. 19 — Revise to include all material projections relating to Stratex and the Microwave Communications Division, and not just summary versions.

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Response — In response to the Staff’s comment, we have revised the disclosure on pages 137 and 164 of the Proxy Statement/Prospectus.
Description of the Business of the Microwave Communications Division of Harris Corporation — page 144
Comment No. 20 — We note your response to prior comment 57. It is unclear to us why you believe it is appropriate to eliminate the corporate allocations expense of MCD’s historical results when deriving the combined pro forma results for Harris Stratex Networks. It appears to us that this adjustment is not factually supportable. Please revise pages 173 and 174.
Response — We respectfully note the Staff’s comment and, in response, have revised the disclosure on pages • and •. We also respectfully note that in our previous response we stated that the costs allocated on a ratio of Microwave Communications Division sales to total Harris sales will not continue to be allocated to Harris Stratex following the proposed transactions. The services related to these costs include audit fees, external legal fees, internal legal costs, external reporting costs and CEO and staff costs. We believe that the stand-alone financial results of Stratex currently include costs for these types of services and that a portion of these Microwave Communications Division costs are duplicative of costs reflected in such Stratex financials. We note that other corporate allocations totaling $5.6 million (as disclosed on page F-3 of Amendment No. 2 in the line item “Engineering, selling and administration expense with parent”) are included in the historical results of the Microwave Communications Division, which relate to costs that are not included in the stand-alone financial results of Stratex and are not eliminated when deriving the combined pro forma financial results of Harris Stratex. We also previously noted that some of the costs that are included in the stand-alone financial results of Stratex may increase for the combined company. These increased costs have been taken into consideration in arriving at the $35 million of estimated synergies discussed elsewhere in Amendment No. 2. We do recognize, however, that these are estimates. As a result, we have revised the disclosure to include the full corporate allocation expense in the combined pro forma Harris Stratex results and have provided additional footnote disclosure relating to these expenses.
Unaudited Pro Forma Condensed Consolidated Financial Data, pages 169, 171
Comment No. 21 — We note your response to prior comment 59, specifically your statement that you will assume any “contingent liabilities of the Microwave Communications Division which by their nature are not quantifiable and may not be identifiable.” If there is at least a reasonable possibility that an allocable loss or

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an additional loss may have been incurred by the Microwave Communications Division existing as of the date of business combination/contribution transaction, please disclose the nature of the loss contingency and the scope and extent of your liability per your agreement with Harris. Refer to paragraphs 10, 12 and 14 of SFAS 5.
Response — In response to the Staff’s comment, we have revised the disclosure on page 183 of the Proxy Statement/Prospectus.
Comment No. 22 — We refer to your response to prior comment 60. We note that your response was limited to a discussion of the effects of the transition services agreement on your pro forma financial presentation. Please revise page 170 to clarify how certain of the Other Agreements, as detailed on page 14, are reflected in your pro forma financial statements. Please tell us your consideration of each separate agreement listed on pages 13-14 and your conclusions on their pro forma effects, if any.
Response — In response to the Staff’s request to “tell us your consideration of each separate agreement listed on pages 13-14 and your conclusions on their pro forma effects, if any”, we supplementally advise the Staff as follows:
•	Voting Agreement. We believe that this agreement will not impact, or require any adjustments to, the combined pro forma financial statements of Harris Stratex because it only affects the voting of directors and senior officers of Stratex. In addition, it terminates at the closing and, as a result, does not have any effect after that time. There are also no payments required by this agreement.

•	Non-Competition Agreement. We believe that this agreement will not impact, or require any adjustments to, the combined pro forma financial statements of Harris Stratex because no other division of Harris formerly competed with the Microwave Communications Division, and under this agreement we expect that Harris may continue to purchase and resell products from the Microwave Communications Division to develop, manufacture, distribute and sell microwave radios and related components for use by government entities in the same manner that it did during the period covered by the historical financial statements of the Microwave Communications Division. Sales of microwave products and services to other divisions of Harris and their related revenues and costs are currently billed directly from the Microwave Communications Division to other

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Harris divisions and are appropriately disclosed and classified as related party transactions in the historical financial statements of the Microwave Communications Division.

•	Investor Agreement. We believe that this agreement will not impact, or require any adjustments to, the combined pro forma financial statements of Harris Stratex because it only affects Harris’ rights in the election of directors and Harris’ ability to purchase or dispose of shares of Harris Stratex. In general, it outlines the requirements of the ongoing relationship between Harris and Harris Stratex as it relates to the governance of Harris Stratex, but does not include any required ongoing business or payments.

•	Registration Rights Agreement. We believe that this agreement will not impact, or require any adjustments to, the combined pro forma financial statements of Harris Stratex because it only affects the rights Harris may have to cause Harris Stratex to register shares of its stock pursuant to the securities laws.

•	Intellectual Property Cross-License Agreement. We believe that this agreement will not have any impact that would require adjustment to the combined pro forma financial statements of Harris Stratex Networks. The Microwave Communications Division will not incur costs related to the use of the related intellectual property in the future and did not incur any of these costs in the historical financial statements.

•	Trademark and Trade Name License Agreement. We believe that this agreement will not impact, or require any adjustments to, the combined pro forma financial statements of Harris Stratex. The Microwave Communications Division will not incur costs related to the use of the related trademarks or trade names in the future and did not incur any of these costs in the historical financial statements.

•	Lease (Real Property). This lease arrangement will replicate costs that are currently billed directly from Harris to the Microwave Communications Division and appropriately disclosed and classified as related party transactions in the historical financial statements of the Microwave Communications Division.

•	Transition Services Agreement. These arrangements will replicate costs that are currently billed directly from Harris to the Microwave Communications Division and appropriately disclosed and classified as

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related party transactions in the historical financial statements of the Microwave Communications Division.

•	Warrant Assumption Agreement. We believe that this agreement will not impact, or require any adjustments to, the combined pro forma financial statements of Harris Stratex because the same obligation existed within the Stratex historical financial statements and is merely being assumed by Harris Stratex.

•	NetBoss® Service Agreement. This arrangement replicates the revenues and related costs that are currently billed directly from the Microwave Communications Division to other Harris divisions and are appropriately disclosed and classified as related party transactions in the historical financial statements of the Microwave Communications Division and, thus, are included in the combined pro forma financial statements

•	Lease (Equipment and Machinery). This agreement is between Harris Stratex Canada UCL, a wholly owned subsidiary of Harris Stratex, and Harris Canada, Inc., a wholly owned subsidiary of Harris, and relates to equipment that was on the historical financial statements of the Microwave Communications Division but not included in the proposed transactions. The effect of this agreement on the pro forma financial statements is reflected on pages 186 and 187 by the addition of $7.1 million in cash and a corresponding capital lease obligation.

•	Tax Sharing Agreement. This agreement addresses certain post-closing tax matters between Harris Stratex and Harris to ensure that each party is responsible for the taxes attributable to its respective operations. Harris Stratex and the Microwave Communications Division will not incur any costs or benefits related to this agreement that will impact the pro forma combined financial statements of Harris Stratex.
Comment No. 23 — We note your response to prior comment 62. It appears to us that competitive factors may limit the useful life of Eclipse to a period shorter than 10 years. Tell us how you concluded that ten years would be a reasonable estimate of the useful life, considering that Harris Corporation can compete with you following the five-year term of the non-competition agreement per your disclosure on page 31. In addition, your response should also address your statement on page 35 that your market is “characterized by rapid technological change, evolving industry standards and frequent new project innovations.”
Response — We respectfully note the Staff’s comment and supplementally advise the Staff the estimated useful life of ten years for the Eclipse product was based on the following:
•	Lifecycles associated with predecessor products, expectations for future research and development, the core technology associated with Eclipse, in particular aspects associated with hardware elements and functionality.

•	The base radio (hardware) core RF technology of a microwave radio platform has not changed significantly over a number of years and is not

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expected to change radically in the future. Rapid technological change applies to aspects of the radio such as transitioning from hardware centric to software driven applications, innovations in packaging such as die cast versus welded housings and covers, size of components, etc.

•	We believe that there is less than a remote chance that Harris would manufacture, develop and sell a competing product to the Eclipse product after the expiration of the non-compete agreement and that its ability to be successful in such an endeavor in less than five years from the expiration of the non-compete agreement would be unlikely since the other divisions of Harris do not have either the technical expertise or distribution channels necessary to pursue this business. We recognize, however, that it will be prudent for us to re-assess the useful life of the Eclipse product after the expiration of the five year non-compete agreement with Harris because at that time we will have a better sense of whether Harris intends to compete with Harris Stratex.

•	The rapid technological changes and evolving industry standards referred to on page 37 were in the context of the risk that we may have excess inventory when such changes occur and not that our developed technology would need to be changed. Examples of such technological changes and industry standards would be that a certain frequency is taken away from our customers because a governmental entity may want to use it for another purpose. We would not have to redesign or redevelop our Eclipse product for such a change but we may have excess inventory of radios in that particular frequency once the change is made (if ever). Another change may be that certain components in our Eclipse radio may contain materials that are no longer available, replaced with lower cost alternatives, or disallowed under new environmental laws. We would not have to redesign or redevelop our radios for this type of change either, but we may have excess inventory of either the components in question or finished units that contain these components. Additionally as we continue to reduce cost of the product through innovations in such items as housings, component size, software controlled applications, etc, the parts being replaced would be subject to obsolescence.

•	The platform design of the Eclipse product has focused on a common core platform which allows us to easily change the aspects of the design most subject to technological changes or evolving industry standards.

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Combined Statements of Cash Flows, page F-5
Comment No. 24 — We note your response to prior comment 65. The netting of such balance sheet accounts is generally not appropriate in light of paragraphs 11-13 of SFAS 95. If material, please provide separate captions for the non-cash charges associated with inventory and receivable provisions within operating activities in the Statements of Cash Flows. Refer to paragraphs 28 and 131 of SFAS 95.
Response — In response to the Staff’s comments, we have revised the Statement of Cash Flows on page F-5 of the Proxy Statement/Prospectus to provide separate captions for the non-cash charges associated with inventory and receivable provisions within operating activities.
Notes to Combined Financial Statements, page F-7
1. Significant Accounting Policies
Goodwill, page F-8
Comment No. 25 — We note from your response to prior comment 66. Although you provided a qualitative analysis of the similarities of your international regions based on each factor cited in paragraph 17 of SFAS 131 and additionally, the factors in EITF D-101, you did not separately provide a quantitative assessment of their economic similarities. Please provide us with each international regions’s respective long-term average gross (or operating) margin, as opposed to their operating margin distribution within the International segment.
Response — In response to the Staff’s comment, we supplementally provide the following table showing the long-term average gross margin as a percentage of revenue for the two years and three years ended June 30, 2006 for each of our international regions:
Gross Margin by Region

	2-Yr Avg	3-Yr Avg
Latin America	33%	28%
Asia Pac	25%	21%
Europe	33%	31%
MEA	32%	29%
We believe that the two year average gross margins by region are more reliable indicators of the long-term performance of each region.

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The three year average includes fiscal 2004 which was a year in which the Microwave Communications Division was subject to significant restructuring and refocusing activities. Legacy products were becoming more costly to support and, due to this aging architecture, selling prices in some regions, particularly Latin America and Asia, were reduced in order to maintain some revenue volume. New management was brought into the Microwave Communications Division due in part to this declining margin performance. Emphasis was placed on new product introduction, selective account management and profitable sales. This resulted in an improvement in all regions beginning in fiscal 2005. For these reasons, we believe the gross margins from the last two years are better indicators of the overall long-term margin performance of the Microwave Communications Division in these regions than the three year trends. We also note that the Asia Pacific Region contributed only $19.4 million, or 5.6%, of the total Microwave Communications Division revenue during fiscal 2006. The margins for Asia Pacific improved from 23% in fiscal year 2005 to 27% in fiscal year 2006 and are expected to continue to improve over the long-term. We believe that with the expected volumes in the future these margins should range between 30% and 31%. We believe that the above information further supports our conclusion that these geographic regions are economically similar.
Comment No. 26 — We refer to your qualitative analysis of the similarities of the international regions based on the factors listed in EITF D-101. Since the international regions appear dissimilar in various respects and do not appear to be economically interdependent, it is still not clear to us why you believe that these business components can be aggregated for the purpose of testing goodwill for impairment. Accordingly, please address the following:
•	Since you operate in countries at dissimilar stages of development (for example, Middle East/Africa and Europe), it is unclear to us how you concluded that your regional operations are economically interdependent and that they operate in a similar manner. We also note that each of the international regions has a regional manager who oversees both product and service sales. Moreover, it appears to us that certain of these regions may be more susceptible than others to those political, economic and geographic risks that you cited on page 34.

•	There was no indication in your filing that regional business units work in concert, which would support your statement that “goodwill is recoverable from regional business units working in concert.”

•	The fact that each of your regions shares only a limited amount of assets, infrastructure and resources, does not provide compelling evidence that these regions are economically similar or economically interdependent. Further, most large multi-national companies provide a facility for shared services either at a headquarters or a regional location for the benefit of their divisions. If some assets are employed in or relate to the operations of multiple reporting units,

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these assets are required to be allocated to each reporting unit based on benefits derived. Refer to paragraph 33 of SFAS 142.
Response — In response to the Staff’s comment, as noted in our previous response, we believe that our international regions are similar based on the factors listed in EITF D-101 and that these regions are economically similar when it comes to the microwave radio product and services market. With regard to the items that the Staff asked us to specifically address we have the following comments:
•	While it is true that some of the countries in which we operate are at dissimilar stages of development, basic offerings in the area of wireless communications and, in particular, microwave radios do not vary much. Mature operators needing additional microwave capacity for 3G expansion and start up operators needing microwave capacity for basic access buy the same radio platform. Differences may arise in the area of deployment and services, as the more mature customers may have internal staff for this work and the start-ups subcontract their network deployments on a turnkey basis. However, we have a complement of each of these types of customers in every region we serve. Even in a mature market like Europe, there are “niche” players who enter the market to provide limited coverage but at very low cost. We use regional managers to distribute the workload of sales and project management in an efficient manner, and to address time zone, language and cultural differences, not because the underlying economics of the regions are different. Each region reports back to centralized product management functions on matters of pricing. It also should be noted that no specific international region was meant to be singled out as more of a risk than any other region in our reference on page 35 to political, economic and geographic risks. This statement was meant more as a broad statement that this risk exists for any business that sells its products and services internationally.

•	The international regions do work in concert. Commonalities include sales incentive plans; all operating policies and procedures; price and contribution margin analysis; sales finance; credit and collection; billing; order administration; order booking guidelines; legal and contract management; product offerings; product management; accounting; manufacturing sites; engineering; export control; logistics and shipping; pricing reviews; human resources and management oversight; and strategic vision.

•	Many functions are provided to the international regions via shared services, which serve to increase their economic dependency. Our North

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Carolina facility provides shared services including sales finance, credit and collection, order administration, contracts, engineering and program management. Our San Antonio, Texas facility provides shared services including manufacturing, export control and supply chain management. Our Melbourne, Florida location provides shared services including legal, information technology, benefits administration, recruiting, training, internal audit, external reporting, lobbying, investor relations, compensation planning and share-based award administration.
Although we respectfully believe that our previous determination had justification under EITF D-101 and FAS 142, we have nonetheless also completed the impairment analysis under FAS 142 defining our reporting unit as our geographical regions rather than our business segments. The revised analysis did not result in any impairment to our goodwill balances. In performing this analysis we allocated the goodwill under the methods described in paragraph 34 and 35 of FAS 142. Goodwill was assigned to the international regions that were expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity were not assigned to that reporting unit. The primary benefit from the acquisitions related to this goodwill was the cash flows to be generated from products sold at each of our international regions including technology used in both our Microstar and TRuepoint™ product lines. We believe the amount that each international region’s fair value increased due to these acquisitions was equal to the operating income generated by each international region related to these products. Thus, our allocation of goodwill was made on this basis. Using this approach the allocation of goodwill for our international microwave segment is as follows: $3,528 thousand in Latin America; $3,306 thousand in Europe; $17,141 thousand in Middle East and Africa; and $2,395 thousand in Asia Pacific for the year ended June 30, 2006; and $3,239 thousand in Latin America; $3,035 thousand in Europe; $15,737 thousand in Middle East and Africa; and $2,199 thousand in Asia Pacific for the year ended July 1, 2005. We would also like to note that due to the relatively small amount of goodwill for the international microwave segment the method used to allocate goodwill to each region would not be expected to impact the conclusion of our impairment analysis.
7. Accrued Warranties, page F-16
Comment No. 27 — We note your revisions to your accrued warranty liability disclosures for fiscal 2006 and 2005. Please tell us why such amounts have been changed and further explain why there has been no corresponding revision to the consolidated balance sheets.

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Response — We determined that the amounts that were previously disclosed in Note 7. Accrued Warranties contained an error that was corrected in preparing Amendment No. 1 to the Registration Statement. The amounts reflected on the balance sheet, however, were correct.
Condensed Combined Financial Statements
Notes to Condensed Combined Financial Statements
7. Stock Options and Share-Based Compensation — page F-33
Comment No. 28 — Please revise your disclosure to clarify whether your three stock incentive plans for employees are the Harris Corporation plans in which the MCD employees may participate. Also, disclose whether any options or other share-based instruments have been issued during the three months ended September 29, 2006.
Response — In response to the Staff’s comment, we have revised the disclosure on page 33 of the Proxy Statement/Prospectus.

Securities and Exchange Commission	-18-
     If you have any questions or comments regarding the enclosed materials, please call me at 212-558-4751.

Very truly yours, /s/ M. Allison Steiner M. Allison Steiner

cc:	Scott T. Mikuen (Harris Corporation) Juan Otero (Stratex Networks, Inc.) Bartley C. Deamer Alan Kalin (Bingham McCutchen LLP)